SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated May 21, 2010 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

We are participating in a bidding process to purchase a significant interest in one of Argentina’s largest telecom companies.

We, along with other bidders, are currently participating in a competitive bidding process to acquire the 50% stake in Sofora Telecomunicaciones S.A. (“Sofora”) held by Telecom Italia S.p.A. and Telecom Italia International N.V (“Telecom Italia”) and an option to purchase the remaining 50% of Sofora. Sofora indirectly owns a majority of the common stock of Telecom Argentina, one of the largest telecom companies in Argentina. In connection with our bid, we expect to post a US$50 million standby letter of credit for the benefit of Telecom Italia to secure our obligation to pay break up fees to Telecom Italia upon certain triggering events. To secure our reimbursement obligations under this letter of credit, we will pledge shares representing approximately 11% of Hersha Hospitality Trust and approximately US$43.5 million aggregate principal amount of notes issued by our subsidiary Alto Palermo and owned by us. Pursuant to the terms of the reimbursement agreement, we are required to maintain eligible collateral having a value (i) of US$50 million in the case of cash collateral, or (ii) equivalent to the portion of the letter of credit not secured by cash collateral (subject to certain exceptions).

If we are allowed to continue with the bidding process, we will be required to post additional letters of credit to secure our obligation to pay the full purchase price to Telecom Italia and would likely be required to pledge additional collateral. The breakup fees we may be required to pay to Telecom Italia range from US$20 million to US$50 million and may be triggered by the breach of our obligations under the bidding procedures and certain events beyond our control (including the unavailability of future financing needed for the additional letters of credit to secure the purchase price, whether certain regulatory approvals are granted and the consummation of the proposed transaction prior to established deadlines). If any of such letters of credit are drawn, our reimbursement obligations to our letter of credit issuer bank would likely have a material adverse effect on our financial condition, liquidity and results of operations. If we were unable to reimburse our letter of credit issuer bank promptly, such issuer bank could foreclose on the collateral we have pledged, and our loss of such assets could have a material adverse effect on our financial condition and results of operations.

If we were to acquire Telecom Italia’s stake in Sofora, it would have a potentially transformational impact on our financial condition and results of operations because Telecom Argentina is significantly larger than we are. In such event, our future results of operations would likely be highly sensitive to the results of Telecom Argentina. Any such investment in Sofora would represent our first significant investment in the telecommunications industry, a sector in which we have limited experience. For more information about Telecom Argentina, its financial statements and risks associated with its business, you should review Telecom Argentina’s annual report on Form 20-F for the fiscal year ended December 31, 2008 and subsequent filings with the SEC (www.sec.gov). The information on the SEC website regarding Telecom Argentina is not incorporated by reference into this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: May 24, 2010